

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02025486

NO ACT
P.E 2-11-02
1-02384

March 7, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Kathleen A. Weigand
Assistant General Counsel
and Assistant Secretary
Office of Counsel
TRW Inc.
Executive Offices
1900 Richmond Road
Cleveland, OH 44124

Re: TRW Inc.
Incoming letter dated February 11, 2002

Dear Ms. Weigand

This is in response to your letter dated February 11, 2002 concerning the shareholder proposal submitted to TRW by John Chevedden. We also have received a letter from the proponent dated February 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Ave, No. 205
Redondo Beach, CA 90278



TRW Inc.

Executive Offices
1900 Richmond Road
Cleveland, OH 44124

Office of Counsel

February 11, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Mail Stop 4-2
Washington, DC 20549

Re: Exchange Act Rule 14a-8
Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2002 Proxy Statement of TRW Inc.

Dear Sir or Madam:

On February 2, 2002, TRW Inc. ("TRW") received a proposed shareholder resolution and supporting statement (the "Proposal") from Mr. John Chevedden (the "Proponent") for inclusion in the Proxy Statement to be distributed to TRW shareholders in connection with its 2002 Annual Meeting. A copy of the Proposal is attached hereto as Exhibit A. The Proposal relates to a request for the TRW Board of Directors to redeem any poison pill issued previously unless such issuance is voted on by shareholders. Upon its receipt of the Proposal, TRW determined that the procedural requirements set forth in Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), had not been met. Specifically, the Proponent submitted his Rule 14a-8 proposal to TRW 78 days past November 16, 2001, the date set forth in TRW's 2001 Proxy Statement in accordance with Rule 14a-8(e) as the deadline by which shareholders are required to submit Rule 14a-8 proposals.

Based on the foregoing reasons, I hereby notify you of TRW's intention to omit the Proposal from its 2002 proxy materials and request the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to confirm that it will not recommend any type of enforcement action to the Commission if TRW does so.

We anticipate that TRW's 2002 Proxy Statement will be complete on or about March 1, 2002 and the definitive filing of proxy materials will take place on or about March 15, 2002. Although TRW is not submitting this request at least 80 days before TRW intends to file its definitive proxy materials as required by Rule 14a-8(j)(1) under the Exchange Act, TRW requests the Commission to accept this submission because it did not receive the Proposal until February 2, 2002 and was therefore unable to comply with Rule 14a-8(j)(1).

In accordance with Rule 14a-8(j)(2) under the Exchange Act, the undersigned, on behalf of TRW, hereby files six copies of this letter and the shareholder proposal. A copy of this letter and all of the exhibits to this letter are also being forwarded to the Proponent in accordance with Rule 14a-8(j)(1), as formal notice of TRW's intention to omit the Proposal from the proxy materials for its 2002 Annual Meeting. As authorized by Rule 14a-8(f) under the Exchange Act, TRW did not send a letter to the Proponent stating that it intended to exclude the Proposal from the Proxy Statement related to its 2002 Annual Meeting of Shareholders based on the deficiencies of his proposal because the failure to timely submit a Rule 14a-8 proposal is a deficiency that cannot be remedied.

TRW anticipates that it will file its definitive proxy materials on or about March 15, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (216) 291-7979, or, if I am unavailable, please call Chris Haffke, Counsel, Securities & Finance at (216) 291-7239.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Kathleen A. Weigand
Assistant General Counsel and
Assistant Secretary

cc: William B. Lawrence
Mr. John Chevedden

Enclosures

\\Server6\VOL2\Law\Securities & Finance\PROXY 2002\Correspondence & Memos\Ltr SEC re Chevedden.doc

To: Mr. David Cote, Chairman , TRW Inc. (TRW)
FX: (216) 291-7758, 216/291-7629, PH: (216) 291-7000, jcantie.jr@trw.com

This is to respectfully ask the company to include this rule 14a-8 proposal in the 2002 proxy without contesting this proposal before the Securities and Exchange Commission.
The emerging lessons from Enron argue for inclusion of this proposal.
The company has the option to publish this proposal and resolve any issue informally.
TRW stock will be held past the annual meeting.
February 2, 2002

---

3 – SHAREHOLDER VOTE ON POISON PILLS PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is voted on by shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?

- Poison pills adversely affect shareholder value.
  POWER AND ACCOUNTABILITY
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org – an association of institutional investors whose assets exceed $1 Trillion – recommends poison pills first be approved by shareholders.

- Institutional investors own 57% of TRW stock.

- Institutional investors have a fiduciary duty to vote in the best interest of their investors.

What incentive is there for good corporate governance which can include shareholder vote on poison pills?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

To take the one step

I believe that it is consistent with conventional wisdom, that when certain key items are not the best practice, that one change deserves attention. Specifically, at TRW there are/were a number of allowed practices that institutional investors believe are not the best practices. For instance:

1) Our directors recommended for themselves a $124,000/year stock option plan.

2) Our directors recommendeda stock option plan that would dilute TRW stock 15% in contrast to 11% for our industry peer group.
3) This $124,000 was on top of the director $70,000/year fee.

4) Our directors can also have a 2nd income from TRW in addition to their $124,000 + $70,000.
5) With this multifaceted income-stream our directors can then serve on key board committees which need a higher level of independence.
6) Entrenched directors with 18-years service can also serve on key board committees.

7) A former TRW Chairman can also serve as a director.
8) Annual election of each director has not been allowed for many years.
9) TRW shareholders have not been allowed to vote on auditors for many years.

10) TRW employees may be too heavily invested in TRW stock with 17% or greater ownership.
11) This practice may have similarities to Enron.

12) Our directors vigorously act to keep shareholder proposals off our shareholder ballot.
13) Our so-called independent auditors are allowed to collect 2-times as much from TRW for their non-auditing work.

14) The vast majority of directors have not attended the annual shareholder meeting for many years.
15) The annual shareholder meeting is customarily at 8:30 am to inconvenience out-of-town shareholders and media.
16) Our directors' philanthropic links to the company are not disclosed.

To take one step for better practices in the post-Enron era vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The above format is intended for unedited publication with the company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 16, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

TRW Inc. (TRW)
Investor Response to Company No Action Request
Pill Topic, John Chevedden

Ladies and Gentlemen:

This is respectfully submitted in response to the TRW Inc. (TRW) no action request.

1) The company presented no issue with the text.
2) The company is now officially on the record as attempting to exclude an established proposal topic.

The opportunity to submit additional material is requested.

Sincerely,



John Chevedden
TRW Shareholder
cc: TRW

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TRW Inc.
Incoming letter dated February 11, 2002

The proposal relates to poison pills.

There appears to be some basis for your view that TRW may exclude the proposal under 14a-8(e)(2) because TRW received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if TRW omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that TRW did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(i). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,



Keir Devon Gumbs
Special Counsel